Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 21, 2014

Merriman’s Digital Capital Network Partners with Fantex Brokerage Services

SAN FRANCISCO — May 20, 2014 — Digital Capital Network (DCN), owned by Merriman Holdings, Inc. (OTCQX: MERR), announced today a partnership with Fantex Brokerage Services (FBS).

Under the arrangement, Merriman will make available to its clients, through the Merriman DCN, offering materials related to the initial public offering of Fantex, Inc. tracking stocks. These tracking stocks are linked to the value and performance of brands of professional athletes. Through FBS, eligible Merriman clients will have the opportunity to participate in these offerings.

“We are pleased to be working with Fantex Brokerage Service and are excited to have the opportunity to offer our customers the ability to potentially participate in the initial public offering of Fantex, Inc. tracking stocks. The entrepreneurial team at Fantex has created a new financial asset class, which is a significant accomplishment. With the recent completion of their first IPO they have made an exciting concept into reality,” commented Jon Merriman.

“We believe the use of the Merriman DCN will enhance our ability to build a marketplace that allows investors to buy shares in a tracking stock linked to the value and performance of an athlete’s brand,” said John Rodin, President of Fantex Brokerage Services.

“As we broaden the types of products we are marketing on our platform, we believe this new asset class will be of particular interest to our family office and ultra-high net worth networks that utilize the DCN,” stated Merriman.

About Merriman Capital, Inc. and Digital Capital Network

Merriman Capital, Inc. is a full service investment bank and Broker-Dealer that facilitates efficient capital formation through a proprietary digital network, as well as Capital Markets Advisory and comprehensive Corporate Brokerage services for public and private companies. The firm also provides equity and options execution services for sophisticated investors and differentiated research for high growth companies. Merriman Capital, Inc. is a wholly owned brokerage subsidiary of Merriman Holdings, Inc. (OTCQX: MERR) and is a leading advisory firm for publicly traded, high-growth companies.

Digital Capital Network, powered by Merriman Capital, is a capital marketplace that enables highly targeted and more efficient execution of transactions. Please visit our website for more information on how you can be a part of our Digital Capital Network: www.digitalcapitalnetwork.com

Merriman Capital, Inc. is a registered broker-dealer and member of The Financial Industry Regulatory Authority (FINRA) http://www.finra.org/ and the Securities Investor Protection Corporation (SIPC) http://www.sipc.org/.

About Fantex Brokerage Services

Fantex Brokerage Services (FBS) is the first registered trading platform that lets customers invest in stocks linked to the value and performance of an athlete brand, using real money with real value. Similar to other trading platforms, the dollars, accounts, trades, risks and reward on Fantex are all real. FBS is a registered broker-dealer and is the exclusive trading platform for Fantex, Inc. tracking stock.

Note from Merriman to Investors

This press release contains certain forward-looking statements based on our current expectations, forecasts and assumptions that involve risks and uncertainties. This release does not constitute an offer to sell or a solicitation of offers to buy any securities of any entity. Forward-looking statements in this release are based on information available to us as of the date hereof. Our actual results may differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with our business, which include the risk factors disclosed in our Form 10-K filed on March 31, 2014. Forward-looking statements include statements regarding our expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” and “would” or similar words. We assume no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. In addition, they can be found at https://fantex.com/fantex-vernon-davis-215595/prospectus and https://fantex.com/fantex-ej-manuel-461919/prospectus.  Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Will Febbo

Chief Operating Officer

Merriman Capital, Inc.

(415) 248-5603

Howard Bernstein

Chief Compliance Officer

Merriman Capital, Inc.

(415) 262-1377